UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 14

ASM INTERNATIONAL N.V.
(Name of Issuer)

Common Stock, par value Euro 0.4 per share
(Title of Class of Securities)

N07045102
(CUSIP Number)

FURSA ALTERNATIVE STRATEGIES LLC 444 Merrick Road, 1st Floor Lynbrook, NY 11563 646-205-6200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N07045102	Page 2 of 4 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Fursa Alternative Strategies LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7 8 9 10	SOLE VOTING POWER 5,568,396 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 5,568,396 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,568,396

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%

14	TYPE OF REPORTING PERSON* IA

CUSIP No. N07045102	Page 3 of 4 Pages

   SCHEDULE 13D

INTRODUCTION:

Fursa Alternative Strategies LLC (the “Reporting Person”) is filing this Amendment No. 14 to Schedule 13D relating to ASM International N.V. (the “Issuer” or “ASMI”) to disclose a letter it has sent to ASMI’s Management Board and Supervisory Board, including a copy of a business plan presentation made by the Reporting Person to the Issuer, attached hereto as Exhibit 99.1. This letter, among other things, reiterates the Reporting Person’s desire to discuss potential alternatives through which the Issuer can enhance shareholder value. In addition, the presentation attached to the letter sets forth a plan to restore the Issuer’s front-end business and states that if discussions with the Supervisory Board do not substantially progress within a reasonable time, the Reporting Person would consider alternative mechanisms to procure the changes it believes are necessary, including an exchange offer for the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

The discussion under the heading Introduction above is herein incorporated by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended as follows:

(a)      As of February 25, 2008, the Reporting Person may be deemed to beneficially own on behalf of private affiliated investment funds and separately managed accounts over which it exercises discretionary authority 5,568,396 shares of the Issuer’s Common Stock, representing approximately 10.3% of the outstanding Common Stock (based on 54,005,214 shares outstanding as of September 30, 2007, as reported by the Issuer in its Form 6-K filed October 10, 2007).

(b)      The Reporting Person exercises sole voting and dispositive power over the 5,568,396shares of the Issuer’s Common Stock.

(c)      The Reporting Person has not effected any transactions in the Issuer’s Common Stock during the period since the Reporting Person last filed an amendment to Schedule 13D on January 18, 2008.

CUSIP No. N07045102	Page 4 of 4 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 26, 2008

FURSA ALTERNATIVE STRATEGIES LLC, a Delaware Limited Liability Company
By:	/s/ William F. Harley, III
Name: William F. Harley, III Title: Chief Investment Officer